UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

William R. Royer

c/o HarbourVest Partners, LLC

One Financial Center

Boston, MA 02111

(617) 348-3707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,719,600 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,719,600 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,719,600 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest 2015 Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,784 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,784 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,784 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Global Annual Private Equity Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 223,176 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 223,176 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,176 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners IX-Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 619,933 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 619,933 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 619,933 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners X AIF Buyout L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Scotland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,784 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,784 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,784 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON HarbourVest Partners X Buyout Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,163 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,163 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,163 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON Meranti Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,973 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,973 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON NPS Co-Investment (A) Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,973 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 247,973 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON SMRS-TOPE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,735,814 (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,735,814 (See Item 4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,735,814 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 62878D100

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of N-able, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at 301 Edgewater Dr., Suite 306, Wakefield, MA 01880.

Item 2.	Identify and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: HarbourVest Partners, LLC, HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated July 29, 2021, a copy of which is attached as Exhibit 1 to this Schedule 13D, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

HarbourVest Partners, LLC is a private equity investment firm and the principal business of each of the Reporting Persons is to facilitate the investments of HarbourVest Partners, LLC. The address of the principal business office of each of the Reporting Persons is c/o HarbourVest Partners, LLC, One Financial Center, Boston, MA 02111.

Each of HarbourVest Partners, LLC, HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X Buyout Fund L.P. and SMRS-TOPE LLC is organized under the laws of the State of Delaware. Each of HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., Meranti Fund L.P. and NPS Co-Investment (A) Fund L.P. is organized under the laws of the Cayman Islands. HarbourVest Partners X AIF Buyout L.P. is organized under the laws of Scotland.

The name, business address, present principal occupation or employment and citizenship of each executive officer of HarbourVest Partners, LLC is set forth on Annex A hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Persons was acquired on July 19, 2021 in connection with the distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”). The Reporting Persons did not pay any consideration for the shares received in the Distribution.

Item 4	Purpose of Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Common Stock for investment purposes. The Reporting Persons may communicate with current or prospective stockholders of the Issuer or other interested or relevant parties, including knowledgeable industry or market observers and participants, such as the boards of directors and/or management of other companies in the same industry as the Issuer, service providers and financing sources (including potentially current or potential investors in funds and investment vehicles managed by HarbourVest Partners, LLC), concerning the business, operations, board composition, management, strategy and future plans of the Issuer and the matters set forth in this Item 4. The Reporting Persons may in the future retain advisors or consultants to assist them in evaluating their investment in the Issuer. The Reporting Persons may exchange information with any of the foregoing persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans, making other proposals or changing their intention with respect to the matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants and consider potential proposals, before forming a plan or intention to engage in any such plan or action.

CUSIP No. 62878D100

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Common Stock, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by the Issuer’s management and the board of directors, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, general economic and industry conditions and any contractual restrictions under the Stockholders’ Agreement (as defined below) or otherwise, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer as described above, or dispose of some or all of their securities of the Issuer (or related derivative securities or instruments), in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer. In addition, the Reporting Persons may, subject to certain restrictions under the Stockholders’ Agreement (or waiver by the Issuer of such restrictions), at any time and from time to time, propose or consider one or more actions with respect to their investment in the Issuer, as they deem appropriate, that relate to or could result in any or all of the matters described or referred to in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b)

In the aggregate, the Reporting Persons beneficially own 3,719,600 shares of Common Stock, consisting of: 148,784 shares directly held by HarbourVest 2015 Global Fund L.P., 223,176 shares directly held by HarbourVest Global Annual Private Equity Fund L.P., 619,933 shares directly held by HarbourVest Partners IX-Buyout Fund L.P., 148,784 shares directly held by HarbourVest Partners X AIF Buyout L.P., 347,163 shares directly held by HarbourVest Partners X Buyout Fund L.P., 247,973 shares directly held by Meranti Fund L.P., 247,973 shares directly held by NPS Co-Investment (A) Fund L.P. and 1,735,814 shares directly held by SMRS-TOPE LLC.

HarbourVest Partners, LLC is the managing member of HarbourVest 2015 Global Associates LLC, which is the general partner of HarbourVest 2015 Global Associates L.P., which is the general partner of HarbourVest 2015 Global Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest 2015 Global Associates LLC and HarbourVest 2015 Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest 2015 Global Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest Global Associates LLC, which is the general partner of HarbourVest Global Associates L.P., which is the general partner of HarbourVest Global Annual Private Equity Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest Global Associates LLC and HarbourVest Global Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest IX-Buyout Associates LLC, which is the general partner of HarbourVest IX-Buyout Associates L.P., which is the general partner of HarbourVest Partners IX-Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest IX-Buyout Associates LLC and HarbourVest IX-Buyout Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners IX-Buyout Fund L.P.

HarbourVest Partners (Ireland) Limited is the Alternative Investment Fund Manager of HarbourVest Partners X AIF Buyout L.P. HarbourVest Partners (Ireland) Limited may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest X Associates LLC, which is the general partner of HarbourVest X Associates L.P., which is the general partner of HarbourVest Partners X Buyout Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest X Associates LLC and HarbourVest X Associates L.P. may be deemed to have a beneficial interest in the securities held by HarbourVest Partners X Buyout Fund L.P.

CUSIP No. 62878D100

HarbourVest Partners, LLC is the managing member of Meranti Associates LLC, which is the general partner of Meranti Associates L.P., which is the general partner of Meranti Fund L.P. Each of HarbourVest Partners, LLC, Meranti Associates LLC and Meranti Associates L.P. may be deemed to have a beneficial interest in the securities held by Meranti Fund L.P.

HarbourVest Partners, LLC is the managing member of HarbourVest GP LLC, which is the general partner NPS Co-Investment Associates L.P., which is the general partner of NPS Co-Investment (A) Fund L.P. Each of HarbourVest Partners, LLC, HarbourVest GP LLC and NPS Co-Investment Associates L.P. may be deemed to have a beneficial interest in the securities held by NPS Co-Investment (A) Fund L.P.

HarbourVest Partners, LLC is the general partner of HarbourVest Partners L.P., which is the manager of HVST-TOPE LLC, which is the managing member of SMRS-TOPE LLC. Each of HarbourVest Partners, LLC, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have a beneficial interest in the securities held by SMRS-TOPE LLC.

Each of the Reporting Persons, other than the direct holder of the securities, and each of the other entities noted above disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons except to the extent of its pecuniary interest therein and this report shall not be deemed an admission that any such reporting person is the beneficial owner of such securities for purposes of Section 13(d) of the Act, or for any other purpose.

Voting and investment power over the securities owned directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC is directly or indirectly exercised by the applicable investment committee of HarbourVest Partners, LLC. Each of the members of the applicable HarbourVest investment committee disclaims beneficial ownership of the shares of Common Stock held directly by HarbourVest 2015 Global Fund L.P., HarbourVest Global Annual Private Equity Fund L.P., HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X Buyout Fund L.P., Meranti Fund L.P., NPS Co-Investment (A) Fund L.P. and SMRS-TOPE LLC.

Calculations of beneficial ownership are based on 178,746,342 shares of Common Stock of the Issuer assumed to be outstanding following the Distribution as set forth in the Issuer’s Information Statement, dated July 12, 2021, circulated to stockholders of SolarWinds in connection with the Distribution and filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2021.

Certain of the Reporting Persons and certain other stockholders listed on Annex B attached hereto (collectively, the “Stockholders”) are parties to a Stockholders’ Agreement (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. By virtue of the Stockholders’ Agreement described in Item 6 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of the other Stockholders, as of July 19, 2021, such a “group” would be deemed to beneficially own an aggregate of 122,971,296 shares of Common Stock, or 68.8% of the total number of shares of Common Stock outstanding. The Stockholders’ Agreement also provides certain Stockholders (not including the Reporting Persons) with the right to require the disposition of the shares of Common Stock held by the Reporting Persons and certain other stockholders listed on Annex B hereto. Based in part on information provided by the Issuer, as of July 19, 2021, an aggregate of 11,406,777 shares of Common Stock were subject to such right. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement. Certain other stockholders listed on Annex B attached hereto are separately making Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 62878D100

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

In connection with the Distribution, certain of the Reporting Persons and the parties set forth on Annex B hereto entered into the Stockholders’ Agreement with the Issuer. The Stockholders’ Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of Common Stock. In addition, the Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors and its committees and provides that the Issuer will be obligated to reimburse Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., and SLP Aurora Co-Invest, L.P. (collectively, the “Silver Lake Funds”) and Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P, Thoma Bravo Executive Fund XII, L.P., Thoma Bravo Executive Fund XII-A, L.P., Thoma Bravo Special Opportunities Fund II, L.P. and Thoma Bravo Special Opportunities Fund II-A, L.P. (collectively, the “Thoma Bravo Funds” and together with the Silver Lake Funds, the “Sponsors”) and certain of their affiliates for certain out-of-pocket costs and expenses incurred in connection with the separation and distribution, certain advisory services and their ownership of the Issuer’s stock.

Voting Agreement

Under the Stockholders’ Agreement, the parties have agreed to take all necessary action, including casting all votes to which such stockholders are entitled to cast at any annual or special meeting of stockholders, to ensure that the composition of the board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of the Issuer’s board of directors and its committees. Pursuant to the terms of the Stockholders’ Agreement, the Sponsors will be entitled to nominate members of the board of directors as follows:

•

so long as the Silver Lake Funds own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate one director; and

•

so long as the Thoma Bravo Funds and their co-investors own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo, L.P. (“Thoma Bravo”) will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate one director.

Notwithstanding the foregoing, the Silver Lake Funds and the Thoma Bravo Funds will each be entitled to nominate three directors only if the total number of directors (inclusive of the number of directors nominated by the Silver Lake Funds and the Thoma Bravo Funds) exceeds seven directors.

The initial Silver Lake director nominees are Mike Bingle and Michael Widmann and the initial Thoma Bravo director nominees are Michael Hoffmann and Kristin Nimsger.

Silver Lake and Thoma Bravo Approvals

Under the Stockholders’ Agreement and subject to the Issuer’s amended and restated certificate of incorporation, the Issuer’s amended and restated bylaws and applicable law, for so long as the Sponsors collectively own at least 30% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, the following actions by the Issuer or any of its subsidiaries would require the prior written consent of each of the Silver Lake Funds and the Thoma Bravo Funds so long as each are entitled to nominate at least two directors to the Issuer’s board of directors. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $150 million;

•	incurring indebtedness in an aggregate principal amount in excess of $150 million;

CUSIP No. 62878D100

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of its significant subsidiaries;

•	increasing or decreasing the size of the Issuer’s board of directors; and

•	terminating the employment of the Issuer’s chief executive officer or hiring a new chief executive officer.

Transfer Restrictions

Under the Stockholders’ Agreement, each of the parties, including the Reporting Persons, has agreed, subject to certain limited exceptions, not to sell, pledge, assign, encumber or otherwise transfer or dispose any Common Stock during the period following the consummation of the Distribution until October 23, 2021 without the consent of the Silver Lake Funds and the Thoma Bravo Funds, as applicable.

Indemnification

Under the Stockholders’ Agreement, the Issuer has agreed, subject to certain exceptions, to indemnify the Reporting Persons, the Sponsors and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, the Issuer.

Corporate Opportunities

The Stockholders’ Agreement contains a covenant that requires the Issuer’s amended and restated certificate of incorporation to provide for a renunciation of corporate opportunities presented to the Reporting Persons, the Sponsors and their respective affiliates and the directors nominated by the Silver Lake Funds and Thoma Bravo Funds under the Stockholders’ Agreement to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law.

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

HARBOURVEST 2015 GLOBAL FUND L.P.

By:	HarbourVest 2015 Global Associates L.P.
Its:	General Partner

By:	HarbourVest 2015 Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST GLOBAL ANNUAL PRIVATE EQUITY FUND L.P.

By:	HarbourVest Global Associates L.P.
Its:	General Partner

By:	HarbourVest Global Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS IX-BUYOUT FUND L.P.

By:	HarbourVest IX-Buyout Associates L.P.
Its:	General Partner

By:	HarbourVest IX- Buyout Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS X AIF BUYOUT L.P.

By:	HarbourVest Partners (Ireland) Limited
Its:	Alternative Investment Fund Manager

By:	HarbourVest Partners L.P.
Its:	Duly Appointed Investment Manager

By:	HarbourVest Partners, LLC
Its:	General Partner

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS X BUYOUT FUND L.P.

By:	HarbourVest X Associates L.P.
Its:	General Partner

By:	HarbourVest X Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

MERANTI FUND L.P.

By:	Meranti Associates L.P.
Its:	General Partner

By:	Meranti Associates LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

NPS CO-INVESTMENT (A) FUND L.P.

By:	NPS Co-Investment Associates L.P.
Its:	General Partner

By:	HarbourVest GP LLC
Its:	General Partner

By:	HarbourVest Partners, LLC
Its:	Managing Member

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

SMRS-TOPE LLC

By:	HVST-TOPE LLC
Its:	Managing Member

By:	HarbourVest Partners L.P.
Its:	Manager

By:	HarbourVest Partners, LLC
Its:	General Partner

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

HARBOURVEST PARTNERS, LLC

By:	/s/ William R. Royer
Name:	William R. Royer
Title:	Managing Director, Chief Compliance Officer

Annex A

Executive Officers of HarbourVest Partners, LLC

The following sets forth certain information regarding the executive officers of HarbourVest Partners, LLC. The business address for each of the following persons is c/o HarbourVest Partners, LLC, One Financial Center, Boston, MA 02111.

Name	Citizenship	Present Principal Occupation or Employment
Paula Drake	U.S.A.	Managing Director, General Counsel
William Royer	U.S.A.	Managing Director, Chief Compliance Officer
John Toomey, Jr.	U.S.A.	Managing Director
Mary Traer	U.S.A.	Managing Director, Chief Administrative Officer
Peter Wilson	Canada	Managing Director

Annex B

List of Other Stockholders Party to the Stockholders’ Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

Hermes USA Investors Venture II LP

Howard Hughes Medical Institute

Lexington Co-Investment Holdings III L.P.

NB—Iowa’s Public Universities LP

NB Crossroads XX—MC Holdings LP

NB Crossroads XXI—MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.

Thoma Bravo Executive Fund XII, L.P.

Thoma Bravo Executive Fund XII-A, L.P.

Thoma Bravo Fund XI, L.P.

Thoma Bravo Fund XI-A, L.P.

Thoma Bravo Fund XII, L.P.

Thoma Bravo Fund XII-A, L.P.

Thoma Bravo Special Opportunities Fund XII, L.P.

Thoma Bravo Special Opportunities Fund XII-A, L.P.